Exhibit 99.5

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS

Depositary Notice of Annual General Meeting of Shareholders of Phoenix New Media Limited

Issue:	Phoenix New Media Limited / CUSIP: 71910C103

Country:	Cayman Islands

Meeting Details:	Annual General Meeting of Shareholders on August 18, 2015, at 10:00 a.m. at No. 2-6 Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda can be found via the website as advised below.

Voting Deadline:	On or before August 13, 2015 at 3:00PM (New York City time)

ADS Record Date:	July 7, 2015

Ordinary : ADS ratio:	8 Ordinary Share : 1 ADS

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) for American Depositary Share (“ADS”) program of Phoenix New Media Limited (the “Company”) has received notice from the Company of its Annual General Meeting of Shareholders currently scheduled on the date set forth above.  A copy of the Notice of Meeting from the Company which includes the agenda can be found on the Company’s website www.ifeng.com

In accordance with the provisions of the Deposit Agreement governing the ADSs, registered holders of ADRs (“Holders”) at the close of business (NY time) on the ADS Record Date set forth above will be entitled, subject to applicable law, the Memorandum and Articles of Association and the provisions of or governing the class A ordinary shares of the Company (the “Shares”), to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Holder’s ADS.  A voting instruction form is enclosed for that purpose.

With respect to any properly completed voting instructions received by the Depositary on or prior to the Voting Deadline set forth above, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of this Deposit Agreement, the Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to vote or cause the Custodian to vote the Shares (in person or by proxy) represented by ADSs in accordance with such voting instructions.

In the event that (i) the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Shares represented by such Holder’s ADSs or (ii) no timely instructions are received by the Depositary from a Holder with respect to any of the Shares represented by the ADSs held by such Holder on the ADS Record Date, pursuant to the Deposit Agreement the Holder of such unvoted ADSs will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Shares and the Depositary shall provide a discretionary proxy to a person designated by the Company to vote such Shares, provided, however, that no such instruction shall be deemed to have been given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish to give such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Shares, provided, further, that the Company will have no liability to any Holder or Beneficial Owner resulting from such notification.  Holders are advised that the Company had not informed the Depositary of any of (x), (y) or (z) above.

In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse.  The Depositary will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or Beneficial Owner for not having demanded voting on a poll basis.

Holders are advised that subject to applicable law, regulation and the Memorandum and Articles of Association, the Depositary shall, if so requested in writing by the Company, represent all Shares (whether or not voting instructions have been received in respect of such Shares from Holders as of the ADS Record Date) represented by ADSs for the purpose of establishing quorum at a meeting of shareholders.

Notwithstanding the above, save for applicable provisions of the law of the Cayman Islands, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Shares or the manner in which such vote is cast or the effect of such vote.

For more information, contact:

Deutsche Bank

Depositary Receipts

212 250 9100 phone